UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number:

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kyocera Mita America, Inc. Savings and Investment Plan

c/o Kyocera Mita America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

Kyocera Mita America, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and

Year Ended December 31, 2004

Kyocera Mita America, Inc. Savings and Investment Plan

Index

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

*        Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

[Letterhead of PricewaterhouseCoopers LLP]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kyocera Mita America, Inc. Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 15, 2005

Kyocera Mita America, Inc. Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Assets
Cash	$32,521	$576
Investments, at fair value
Common/collective trust	2,794,865	2,719,791
Registered investment companies	23,820,718	19,515,992
Common stock	1,155,747	924,692
Participant loans	1,031,205	976,808
Total investments	28,802,535	24,137,283
Receivables
Employer contribution	753,812	687,546
Participant contribution	11,258	6,663
Total receivables	765,070	694,209
Net assets available for benefits	$29,600,126	$24,832,068

The accompanying notes are an integral part of the financial statements.

Kyocera Mita America, Inc. Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,242,456
Interest income	171,220
Dividend	209,680
Net investment gain	2,623,356
Contributions
Employer	1,728,975
Participants	2,688,567
Total contributions	4,417,542
Total additions	7,040,898
Deductions from net assets attributed to
Benefits paid to participants	(2,263,840)
Administrative expenses	(9,000)
Total deductions	(2,272,840)
Net increase	4,768,058
Net assets available for benefits
Beginning of year	24,832,068
End of year	$29,600,126

The accompanying notes are an integral part of the financial statements.

Kyocera Mita America, Inc. Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                            Description of the Plan

The following description of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General Information

The Plan was established on December 1, 1982.  It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

Eligibility for Participation

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment and enrollment to the Plan will commence on January 1, April 1, July 1, and October 1 following the date of employment.

Contributions

Contributions are determined as follows:

a.       Employee Contributions

Each participant may elect to contribute from 1 to 25 percent, of his or her compensation, as defined on a pre-tax basis and subject to certain limitations.  Notwithstanding the above, the elective percentage for participants who are highly compensated employees is limited to 8 percent.  Employee contributions exceeding certain defined limitations will be refunded.

b.       Employer Contributions

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of 3 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Contribution”).

Vesting upon Termination

In the event that a participant terminates employment (other than by retirement or death) such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company’s Discretionary Contribution.  Vesting in the Company’s Matching Contribution portion of their accounts is based on years of continuous service as follows:

Year of Services	Percentage Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

Any portion of a participant’s account that is not vested on termination shall be forfeited provided that such participant is not re-employed by the Company within the Plan year of his or her termination.

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, or death.

Inactive Accounts

The amounts allocated to accounts of persons who had elected to withdraw from the plan but had not yet been paid were $74,320 at December 31, 2003.  There was no such amounts at December 31, 2004.

Forfeitures

For the Plan year ended December 31, 2004, forfeitured non-vested employer’s contribution amounted to $89,045.  Forfeitures of employer matching contributions are used to reduce the employer’s matching contribution.  During 2004, $48,208 of cumulative forfeitures were used to offset employer’s contribution.  The amounts available were to reduce future Matching Contributions was $112,465 and $66,760 at December 31, 2004 and 2003, respectively.

Payment for Benefits

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)               he or she has attained age 59½ or

(b)              he or she is in immediate and heavy financial needs, as defined.

The Committee has power to approve such withdrawals.  The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their account balance (vested amount) on the date the loan is granted.

Loan terms range up to five years or reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at a rate that is currently charged by the Company’s principal banking institution for loans granted under similar circumstances.

Investment Options

Upon enrollment in the Plan, the participants are allowed to direct their contributions in the following funds and stocks:

a.	HighMark Money Market Fund
b.	UBOC Stable Value Fund
c.	HighMark Bond Fund
d.	Fidelity Advisor Balanced Fund
e.	Fidelity Advisor Growth Opportunities Fund
f.	Vanguard Index 500 Fund
g.	Dreyfus Premier Strategic Value Fund
h.	Janus Twenty Fund
i.	Fidelity Utilities Fund
j.	Franklin Mutual Shares Fund
k.	Janus Global Technology Fund
l.	Janus Olympus Fund
m.	Franklin Small Cap Growth Fund
n.	Franklin Balance Sheet Investment Fund
o.	Baron Growth Fund
p.	Janus Worldwide Fund
q.	American EuroPacific Growth Fund
r.	Kyocera Corporation Stock

Amendment and Termination

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan as of the last day of any month.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)               A lump sum payment

(b)              Transfer to any other qualified trust.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value common stock.  Mutual funds are valued at net asset value.  The Plan’s investments in common/collective trust represent shares in a stable value fund which are valued at the net asset value of the fund at year end.  The stable value fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value.

Investment transactions are accounted for on the trade date.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value is recorded daily, and any earnings are reinvested in the respective investments.  The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities.  Investment securities are exposed to various risks, such as market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.                            Investments

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2004 and 2003:

	2004	2003

HighMark Money Market Fund 2,402,756 and 2,474,696 shares in 2004 and 2003, respectively	$2,402,756	$2,474,696
UBOC Stable Value Fund 2,794,865 and 2,719,791 shares in 2004 and 2003, respectively	2,794,865	2,719,791
HighMark Bond Fund 143,454 and 132,100 shares in 2004 and 2003, respectively	1,563,644	1,453,095
Vanguard Index 500 Fund 28,125 and 25,670 shares in 2004 and 2003, respectively	3,139,833	2,635,541
Fidelity Advisor Growth Opportunities Fund 66,797 and 64,765 shares in 2004 and 2003, respectively	2,039,992	1,854,859
Janus Twenty Fund 89,817 and 78,109, shares in 2004 and 2003, respectively	4,023,813	2,825,205
Franklin Small Cap Growth Fund 47,651 and 51,843 shares in 2004 and 2003, respectively	1,627,770	1,566,700

During 2004, the Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$2,103,107
Common stock	139,349
$2,242,456

4.                            Related Party Transactions

The Plan uses Union Bank of California, N.A. (“UBOC”) as trustee/custodian and bookkeeper.  At December 31, 2004 and 2003, the Plan had investments in common/collective trust managed by UBOC of $2,794,865 and $2,719,791, respectively, and investments in registered investment companies managed by UBOC’s affiliate, Highmark Capital Management, Inc., of $3,966,400 and $3,927,791, respectively.

At December 31, 2004 and 2003, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, of $1,161,533 and $924,692, respectively.

5.                            Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 28, 1992 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                            Subsequent Event

The Plan changed its trustee from UBOC to T. Rowe Price Trust Company effective on April 1, 2005.

Kyocera Mita America, Inc. Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor, or similar party	par, or maturity value	Cost	Value

*	HighMark Money Market Fund	Mutual fund	$—	$2,402,756
*	UBOC Stable Value Fund	Common/collective trust	—	2,794,865
*	HighMark Bond Fund	Mutual fund	—	1,563,644
	Fidelity Advisor Balanced Fund	Mutual fund	—	1,472,068
	Vanguard Index 500 Fund	Mutual fund	—	3,139,833
	Dreyfus Premier Strategic Value Fund	Mutual fund	—	420,330
	Fidelity Advisor Growth Opportunities Fund	Mutual fund	—	2,039,992
	Janus Twenty Fund	Mutual fund	—	4,023,813
	Janus Olympus Fund	Mutual fund	—	492,122
	Franklin Mutual Shares Fund	Mutual fund	—	1,097,983
	Franklin Small Cap Growth Fund	Mutual fund	—	1,627,770
	Franklin Balance Sheet Investment Fund	Mutual fund	—	780,262
	Baron Growth Fund	Mutual fund	—	1,065,877
	American EuroPacific Growth Fund	Mutual fund	—	875,186
	Janus Worldwide Fund	Mutual fund	—	1,234,348
	Fidelity Utilities Fund	Mutual fund	—	778,234
	Janus Global Technology Fund	Mutual fund	—	800,694
*	Kyocera Corporation	Company Stock	—	1,161,553
*	Participant Loans	5.00% - 10.50%, mature various dates through 2013	—	1,031,205

*Party-in-interest transaction.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kyocera Mita America, Inc.
Savings and Investment Plan

Date:	October 5, 2005	By:	/s/ Nicholas Maimone
Nicholas Maimone
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Pricewaterhouse Coopers LLP	Filed herewith